UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 186TH MEETING OF THE BOARD OF

DIRECTORS HELD ON OCTOBER 26, 2011

1.  DATE, TIME AND PLACE: On the 26th (twenty-sixth) day of the month of October of 2011, at 10:00 a.m., at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the City of São Paulo, State of São Paulo.

2.  CALL: The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of the Company.

3.  ATTENDANCE: All members of the Board of Directors (“Board”) and the Board of Executive Officers.

4.  CHAIR: Murilo Passos, Chairman and Gisélia Silva, Secretary.

5. SUBJECTS DISCUSSED AND RESOLUTIONS:

A reading of the Agenda, already being known to all those present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely register their thoughts and dissents, which would be maintained on file at the Company’s headquarters and its publication approved in the form of a summary, with the signatures of the members of the Board being omitted.

The votes of the Board members nominated by the controlling shareholders shall be registered pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

As regards the topics on the agenda, the Board considered the following matters and made unanimous decisions on the following issues:

(i)        Took cognizance of the activities of the Board’s Advisory Committees and Commissions during the month of October;

(ii)       Took cognizance of the relevant facts for the month as reported by the CEO;

(iii)      Approved  the minutes of the 185th Board of Directors Meeting, held on September 28, 2011;

(iv)      Approved, in the capacity as direct controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”) and pursuant to item “p” of the Company’s Bylaws, the acquisition by CPFL Brasil of electric energy coming from renewable source, a 50% (fifty percent) reduction in the Distribution System Usage Tariff (TUSD) and the Transmission System Usage Tariff (TUST), under the conditions provided for in CPFL Brasil Board of Executive Officers’ Resolutions Nos. 2011074, 2011061, 2011062 and 2011063;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(v)       Approved, under the conditions provided for in Board of Executive Officers’ Resolution No. 201159-C and item “p” of the Company’s Bylaws, the addendum to the contract for the provision of audit services entered into by the Company and the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), CPFL Geração de Energia S.A. (“CPFL Geração”), Rio Grande Energia S.A. (“RGE”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”) and CPFL Brasil with KPMG Auditores Independentes (“KPMG”) to provide audit services for fiscal years 2010 and 2011, with the purpose of adjusting the total number of hours originally contracted in 1,529 hours and supplementing the total value contracted in R$ 245,532.78 (two hundred and forty-five thousand, five hundred and thirty-two reais and seventy-eight centavos), in accordance with the additional hours of work during fiscal year 2010, for the harmonization of accounting practices, recommending  to the representatives on the subsidiaries’ management bodies a vote in favor of approval of the respective contractual addendums;

(vi)      Approved  under the terms of Corporate Resolution No. 2011060-C and item “j” of the Company’s Bylaws, the engagement of Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) for the provision of independent audit services and related work to the Company and the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração, RGE, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, CPFL Santa Cruz, Paulista Lajeado, CPFL Brasil and CPFL Serviços for a period of 36 (thirty-six) months, to commence with a review of quarterly statements (ITR) for first quarter of fiscal year 2012, recommending  to the representatives on the subsidiaries’ management bodies a vote to approve the hiring of Deloitte;

(vii)     Recommended  to the representatives of the Company on the management bodies of the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, RGE, CPFL Jaguari and CPFL Mococa a vote in favor of approving the following matter: ADDENDUM ON THE VALUE OF CONTRACTS FOR THE SUPPLY OF CABLES AND WIRES FROM THE COMPANIES BRASCOPPER, NEXANS, PHELPS DODGE and WIREX – Board of Executive Officers’ Resolution No. 201161-C.

6. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and the Secretary. Murilo Passos, Ivan de Souza Monteiro, Francisco Caprino Neto, Claudio Borin Guedes Palaia, Renê Sanda, Carlos Alberto Cardoso Moreira, Ana Dolores M. Carneiro de Novaes and Gisélia Silva.

I hereby certify that these minutes are a summary of the original minutes as copied into its Own Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 09, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.